Mail Stop 3561

July 24, 2007

Steven Binninger, President
Java Detour, Inc.
2121 Second Street
Building C, Suite 105
Davis, California 95616

      Re: **Java Detour, Inc.**
             Registration Statement on Form 10-SB
             Filed December 12, 2006

             Form 10-KSB for Fiscal Year Ended December 31, 2006
             Filed April 2, 2007
             File No. 0-52357

Dear Mr. Binninger:

      We have completed our review of the above filings and have no further comments at this time.

                      Sincerely,

                      H. Christopher Owings
                      Assistant Director

cc: Thomas Poletti, Esq.
       Fax: (310) 552-5001